EXHIBIT (a)(5)

                          PROMISE TO GRANT STOCK OPTION

To  ________________________:

     In exchange for your agreement to cancel one or more stock options to purchase shares of Lantronix (Lantronix) common stock that you received from Lantronix, Lantronix hereby promises to grant you a nonstatutory stock option to purchase [________] shares of Lantronix's common stock granted under the 2000 Stock Plan, the "New Option." We will grant the New Option on July 21, 2003. The exercise price of each New Option will be 100% of the closing price of Lantronix's common stock on July 21, 2003.

     Each New Option will have a new vesting schedule, beginning on the date on which the New Option is granted. The shares subject to the New Option will vest 50% in six (6) months from the date of grant, and the remaining 50% shall vest monthly over the next twenty-four (24) months, subject to your continued employment on each relevant vesting date.

     Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

     Before the grant of the New Option on July 21, 2003, it is possible that Lantronix may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this Promise) is evidence of a binding commitment that Lantronix's successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on July 21, 2003. However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such New Option would have an exercise price equal to the fair market value of the acquiror's stock on the grant date of the New Option.

     In order to receive your New Option, you must continue to be employed by Lantronix (or one of its subsidiaries) as of July 21, 2003. This Promise does not constitute a guarantee of employment with Lantronix or any of its subsidiaries for any period. Your employment with Lantronix or its subsidiaries will remain "at will" and can be terminated by you or Lantronix at any time, with or without cause or notice. If your employment with Lantronix or one of its subsidiaries terminates before July 21, 2003, for any reason, you will lose all rights under this Promise to receive a New Option.

     This Promise is subject to the terms and conditions of the Offer to Exchange options as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the Offer to Exchange); (2) the letter from Marc Nussbaum, dated December 19, 2002; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Lantronix with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Lantronix.


LANTRONIX, INC.


By:    __________________________________

Title: __________________________________

Date:  __________________________________